UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00202J203		13D	Page 2 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 6,225,693
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,225,693
11			Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 20.2%
14			Type of Reporting Person PN

CUSIP No. 00202J203		13D	Page 3 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 6,225,693
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,225,693
11			Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 20.2%
14			Type of Reporting Person OO

CUSIP No. 00202J203		13D	Page 4 of 10
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds PF, WC, OO
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 215,250
Shares Beneficially Owned by	8	Shared Voting Power 6,634,021
Each Reporting Person With	9	Sole Dispositive Power 215,250
	10	Shared Dispositive Power 6,798,905
11			Aggregate Amount Beneficially Owned by Each Reporting Person 7,014,155
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 22.7%
14			Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value, of A.P. Pharma, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 123 Saginaw Drive, Redwood City, CA 94063.

Item 2. Identity and Background

Identity of Each Reporting Person

This Statement is being jointly filed on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Background of Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Partners, LP is a partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4401 Eastgate Mall
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership.  Tang Capital Management, LLC is a Delaware limited liability company.  Mr. Tang is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $9,783,469 to purchase the 7,014,155 shares of the Issuer’s common stock. Such transactions were effected in public offerings and open market purchases and the common stock was acquired in the ordinary course of business.  Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source, with the exception of the shares held by Tang Capital Partners, LP.  Tang Capital Partners, LP holds its shares in a commingled margin account which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4.    Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the common stock of the Issuer is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares, selling shares, entering into hedging transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.  Other than as disclosed above, the Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	6,225,693 shares, representing 20.2% of the class
	Tang Capital Management, LLC	6,225,693 shares, representing 20.2% of the class
	Kevin C. Tang	7,014,155 shares, representing 22.7% of the class

Tang Capital Partners, LP is the record and beneficial owner of 6,225,693 shares of the Issuer’s common stock and shares voting and dispositive power over such securities with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 6,225,693 shares held of record by Tang Capital Partners, LP and shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 7,014,155 shares of the Issuer’s common stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 34,637 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 34,241 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 96,006 shares owned by Joan M. Lamb, 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 6,225,693 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.  Haeyoung K. Tang is a U.S. citizen and shares her residence with Kevin C. Tang. Joan M. Lamb is a U.S. citizen and her address is 1160 Park Avenue, New York, NY 10128. Ms. Lamb is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware and its address is 4401 Eastgate Mall, San Diego, CA 92121.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	215,250 shares

Shared power to vote or direct the vote

	Tang Capital Partners, LP	6,225,693 shares
	Tang Capital Management, LLC	6,225,693 shares
	Kevin C. Tang	6,634,021 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	215,250 shares

Shared power to dispose or direct the disposition:

	Tang Capital Partners, LP	6,225,693 shares
	Tang Capital Management, LLC	6,225,693 shares
	Kevin C. Tang	6,798,905 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	9/30/2008	650,000	0.9660

Tang Capital Partners, LP	Purchase	10/10/2008	870,000	0.7437

(d)           N/A.

(e)           N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement.  See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1:     Joint Filing Agreement. (Filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

October 14, 2008

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang